VIA EDGAR

October 4, 2022

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management—Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	TIAA-CREF Funds (“TCF”) Registration Statement on Form N-14 (File Nos. 333-266644 and 811-09301) Related to the Reorganization of Nuveen International Growth Fund (“Target Fund”) into TIAA-CREF International Opportunities Fund (“Acquiring Fund”)

Dear Ms. Vroman-Lee:

On behalf of TCF, this document responds to comments you relayed to us on September 27, 2022 related to comments you previously provided to us on August 30, 2022 regarding TCF’s Registration Statement filing on Form N-14 with the Securities and Exchange Commission (“SEC”) cited above. We are filing this response on EDGAR related to this comment.

Comment

We note that there is no disclosure relating to the board’s approval of the differential fee waivers in the registration statement. Please include disclosure to this effect in the prospectus and/or SAI and annual report. For example, “The Board also considered the contractual fee rate reductions and one-year voluntary advisory fee waivers agreed to by Advisors, as noted above, including within the context of rule 18f-3 under the Act.”

Please also acknowledge that this has been discussed with the Staff, who expressed its position that the American Century Letter is limited by its terms to Section 15(a), and therefore does not extend to issues arising under Section 18(f).

Response

For TIAA-CREF Funds that offer Class W shares, we will incorporate disclosure to the effect of your example language in future prospectuses or SAIs and in shareholder reports that include disclosure responsive to Form N-1A’s Item 27(d)(6)(i) Statement Regarding Basis for Approval of Investment Advisory Contract.

We acknowledge that TIAA-CREF Funds’ Class W structure has been discussed with the SEC Staff, which expressed its position that the American Century Letter (SEC No-Action Letter, American Century Investment Management, Inc. (pub. avail. Dec. 20, 2016)) by its terms provides no-action assurance with respect to Section 15(a) of the Investment Company Act of

1940 (the “1940 Act”) without specifically providing no-action assurance with respect to Section 18(f) of the 1940 Act.

* * * *

We believe that this information is responsive to your comment. However, if you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall

Rachael Zufall